AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 5, 1998






                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549



                                   SCHEDULE 13D
                                  (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)


                              AMSCAN HOLDINGS, INC.
                                 (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                          (Title of Class of Securities)


                                   03216N 10 3
                                  (CUSIP Number)




                             DAVID J. GREENWALD, ESQ.
                               GOLDMAN, SACHS & CO.
                                 85 BROAD STREET
                             NEW YORK, NEW YORK 10004
                                  (212) 902-1000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                DECEMBER 19, 1997
             (Date of Event Which Requires Filing of This Statement)




                If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              CONFETTI ACQUISITION, INC.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS



         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              -0-
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     -0-

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              -0-

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-

         14.  TYPE OF REPORTING PERSON

              CO


                                PAGE 2 OF 32 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GS CAPITAL PARTNERS II, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              517.6286775
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     517.6286775

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              517.6286775

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.3%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 3 OF 32 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GS CAPITAL PARTNERS II OFFSHORE, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              CAYMAN ISLANDS

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              205.7786775
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     205.7786775

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              205.7786775

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.4%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 4 OF 32 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GS CAPITAL PARTNERS II (GERMANY) C.L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              GERMANY

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              19.0926450
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     19.0926450

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              19.0926450

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.9%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 5 OF 32 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              STONE STREET FUND 1997, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              55.5348750
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     55.5348750

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              55.5348750

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.5%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 6 OF 32 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              BRIDGE STREET FUND 1997, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              26.9651250
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     26.9651250

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              26.9651250

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.7%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 7 OF 32 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GS ADVISORS, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              AF

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              517.6286775
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     517.6286775

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              517.6286775

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.3%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 8 OF 32 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GS ADVISORS II (CAYMAN), L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              AF

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              CAYMAN ISLANDS

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              205.7786775
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     205.7786775

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              205.7786775

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.4%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 9 OF 32 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GOLDMAN, SACHS & CO. OHG

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              AF

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              GERMANY

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              19.0926450
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     19.0926450

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              19.0926450

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.9%

         14.  TYPE OF REPORTING PERSON

              PN


                               PAGE 10 OF 32 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              STONE STREET ASSET CORP.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              AF

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              82.5000000
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     82.5000000

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              82.5000000

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.2%

         14.  TYPE OF REPORTING PERSON

              CO


                               PAGE 11 OF 32 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GOLDMAN, SACHS & CO.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              AF; OO

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                      / X /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              825
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     825

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              825

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              81.7%

         14.  TYPE OF REPORTING PERSON

              BD; PN; IA


                               PAGE 12 OF 32 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              THE GOLDMAN SACHS GROUP, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              AF

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              825
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     825

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              825

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              81.7%

         14.  TYPE OF REPORTING PERSON

              HC; PN


                               PAGE 13 OF 32 PAGES






         ITEM 1.   SECURITY AND ISSUER

                   The Statement on Schedule 13D (the "Schedule 13D"), relating to the Common Stock, par value $0.10 per share (the "Common Stock"), of Amscan Holdings, Inc., a Delaware corpora-tion (the "Issuer"), as previously filed by Confetti Acquisi-tion, Inc., a Delaware corporation ("Confetti"), GS Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), GS Capital Partners II Offshore, L.P., a Cayman Islands ex-empted limited partnership ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability), a German civil law partnership ("GSCP II Germany" and, together with GSCP II and GSCP II Offshore, "GSCP"), GS Advisors, L.P., a Delaware limited partnership ("GS Advisors"), GS Advisors II (Cayman), L.P., a Cayman Islands exempted limited partnership ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG, a German general partnership ("GS oHG"), Goldman, Sachs & Co., a New York limited partnership ("Goldman Sachs"), and The Goldman Sachs Group, L.P., a Delaware limited partnership ("GS Group" and, together with Confetti, GSCP, GS Advisors, GS Advisors Cayman, GS oHG and Goldman Sachs, the "Original Reporting Persons"). The Original Reporting Persons, together with Bridge Street Fund 1997, L.P., a Delaware limited partnership ("Bridge Street"), Stone Street Fund 1997, L.P., a Delaware limited partnership ("Stone Street"), and Stone Street Asset Corp., a Delaware corporation ("Stone Asset" and, together with Bridge Street, Stone Street and the Original Reporting Persons, the "Reporting Persons") hereby file this Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D. GSCP together with Stone Street and Bridge Street are referred to herein as the "GS Funds." Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.


         ITEM 2.   IDENTITY AND BACKGROUND

                   This Amendment No. 1 is filed jointly by the Reporting Persons and the information contained herein amends and supplements the information contained in the Schedule 13D. Goldman Sachs and GS Group may be deemed, for purposes of this Amendment No. 1, to own beneficially 825 shares of Common Stock through the GS Funds of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or the managing partner. An amendment adding Stone Street, Bridge Street and Stone Asset to the agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 4 hereto.

                   Goldman Sachs and GS Group each disclaim ownership of shares of Common Stock beneficially owned by the GS Funds to the extent of partnership interests in the GS Funds held by persons other than GS Group or its affiliates.

                               PAGE 14 OF 32 PAGES





                   As a result of the transactions more fully described in Item 4 herein, as amended, Confetti was merged with and into the Issuer and Confetti's separate corporate existence terminated, ceased to be the beneficial owner of more than five percent of Common Stock, and thus ceased to be a Reporting Person.

                   Stone Street and Bridge Street were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorga-nizations and other private equity transactions and in other financial instruments. Stone Asset is the sole general partner of Stone Street and the managing general partner of Bridge Street. The principal business address of each of Stone Street, Bridge Street and Stone Asset is 85 Broad Street, New York, New York 10004.

                   The name, business address, present principal occupa-tion or employment and citizenship of each director of GS Corp. and GS L.L.C. and of each member of the executive committees of GS Corp., GS L.L.C., GS Group and Goldman Sachs are set forth on Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive of-ficer of GS Advisors, Inc. and GS Advisors II, Inc., each a Delaware corporation and the sole general partner of GS Advi-sors and GS Advisors Cayman, respectively, are set forth in
         Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each Managing Director of Gold-man, Sachs & Co. Finanz GmbH which is the managing partner of GS oHG are set forth in Schedule II-B hereto and are incorpo-rated herein by reference. The name, business address, present principal occupation or employment and citizenship of each di-rector and each executive officer of Stone Asset are set forth on Schedule II-C hereto and are incorporated herein by refer-ence.

                   During the last five years, none of the Reporting Persons, or, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedules I or II-A, II-B or II-C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


                               PAGE 15 OF 32 PAGES





                   The $61.875 million used by the GSCP Funds to purchase the shares of Confetti Common Stock which were converted in the Merger into shares of Common Stock of the Issuer (as described below under Item 4) were obtained by such entities from capital contributions by their partners and from the available funds of such entities.

                   In connection with the Merger, the Issuer entered into several related financing transactions including (i) bor-rowings of $117.0 million under senior credit facilities with Goldman Sachs Credit Partners L.P., as Arranger and Syndication Agent, and Fleet National Bank, as Administrative Agent, and
         (ii) the issuance of $110.0 million aggregate principal amount of 9-7/8% Senior Subordinated Notes due 2007, with Goldman, Sachs & Co. as Initial Purchaser. The Issuer also received the contribution of $5.625 million in equity by certain management employees of the Issuer, and the Estate of John A. Svenningsen (the "Estate") retained an equity interest in the Issuer of approximately $7.5 million.

                   None of the persons listed on Schedules I or II-A, II-B or II-C hereto has contributed any funds or other consid-eration towards the purchase of the securities of the Issuer, except insofar as they may have partnership interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   As previously reported in the Schedule 13D, on August 10, 1997, the Issuer and Confetti entered into the Merger Agreement, providing for the recapitalization of the Issuer and the Merger of Confetti with and into the Issuer, with the Is-suer as the surviving corporation.

                   On December 19, 1997, the Merger was consummated (the "Effective Time") and pursuant to the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock owned, directly or indirectly, by the Issuer or by Confetti and
         (ii) shares of Common Stock subject to dissenters' rights) were converted, at the election of each of the Issuer's stockholders, into the right to receive from the Issuer either
         (A) $16.50 in cash (the "Cash Consideration") or (B) $9.33 in cash plus a retained interest in the Issuer equal to one share of Common Stock for every 150,000 shares held by such stock-holder (the "Mixed Consideration"), with fractional shares of Common Stock to be paid in cash. The Estate, which owned approximately 72% of the outstanding shares of Common Stock immediately prior to the Effective Time, elected to retain almost 10% of the outstanding shares of Common Stock. No other stockholder elected to retain shares. Also pursuant to the Merger Agreement, at the Effective Time each outstanding share of Confetti Common Stock, par value $0.10 per share ("Confetti

                               PAGE 16 OF 32 PAGES





         Common Stock"), was converted into an equal number of shares of Common Stock of the Issuer as surviving corporation in the Merger. Accordingly, in the Merger the 825 shares of Confetti Common Stock owned by the GS Funds immediately prior to the Effective Time were converted into 825 shares of Common Stock, representing approximately 81.7% of the 1,010 issued and outstanding shares of the Issuer following the Effective Time.

                   As of the Effective Time, the members of the Board of Directors of the Issuer became Terence M. O'Toole, Sanjeev K. Mehra and Joseph P. DiSabato. Messrs. O'Toole and Mehra are managing directors of Goldman Sachs. Mr. DiSabato's present principal occupation is as an associate of Goldman Sachs. The composition of the Board of Directors of the Issuer is subject to change from time to time, but representatives or employees of the Reporting Persons are expected to constitute a majority of the Board of Directors. In that capacity, such persons will be consulted, and will vote, on matters that are presented to the Board of Directors, including sales of assets, extraordinary corporate transactions and changes to the Issuer's capitalization, dividend policy, business or corporate structure.

                   As previously reported, in connection the with the Merger Agreement, Confetti entered into the Voting Agreement with the Estate and the Individual (previously filed as Exhibit 2 to the Schedule 13D). The Voting Agreement terminated ac-cording to its terms upon the consummation of the Merger at the Effective Time.

                   Concurrent with the Merger, the certificate of incor-poration of the Issuer, as in effect immediately prior to the Merger, was amended so as to read in its entirety in the form set forth as Exhibit A to the Merger Agreement (previously filed as Exhibit 3 to the Schedule 13D) so that, among other things, the authorized capital stock of the Issuer was set at 50 million shares of Common Stock and no shares of preferred stock were authorized. Pursuant to the Merger Agreement, at the Effective Time the By-laws of Confetti became the By-laws of the Issuer, with certain conforming changes made immediately thereafter.

                   Following the Merger, the Common Stock was delisted from the Nasdaq National Market and the Issuer filed a Form 15 with the Securities and Exchange Commission suspending the Issuer's duty to file reports under Section 15(d) of the Ex-change Act and seeking to deregister the Common Stock under the Exchange Act.

                   The preceding summary of certain provisions of and Exhibits to the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which have previously been filed


                               PAGE 17 OF 32 PAGES





         as exhibits to the Schedule 13D, and incorporated therein by reference.

                   The GS Funds acquired the shares of Confetti Common Stock for the purpose of acquiring an equity interest in the Issuer by virtue of the shares of Confetti Common Stock being converted into shares of Common Stock of the Issuer in the Merger.

                   The Reporting Persons intend to review on a continu-ing basis their investment in the Issuer, and each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. Accordingly, each Reporting Person may decide to increase or decrease its investment in the Issuer depending upon subsequent developments affecting the Is-suer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, gen-eral market and economic conditions, tax considerations and other factors. In addition, the Reporting Persons understand that the Issuer believes that opportunities exist to make acquisitions of complementary businesses, and that the Issuer has received and continues to receive inquiries from time to time with respect to the possible acquisition by the Issuer of other entities. The Reporting Persons understand that Issuer intends to pursue acquisition opportunities aggressively.

                   Other than as described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedules I or II-A, II-B or II-C hereto, has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                   (a) As of December 19, 1997, GSCP II may be deemed to own beneficially and directly, and its general partner, GS Ad-visors, may be deemed to own beneficially and indirectly,
         517.628775 shares of Common Stock, or approximately 51.3% of the shares of Common Stock issued and outstanding. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

                   As of December 19, 1997, GSCP II Offshore may be deemed to own beneficially and directly, and its general part-ner, GS Advisors Cayman, may be deemed to own beneficially and indirectly, 205.7786775 shares of Common Stock, or ap-proximately 20.4% of the shares of Common Stock issued and out-standing. GS Advisors Cayman disclaims beneficial ownership of the securities reported herein except to the extent of its pe-cuniary interest in such securities.


                               PAGE 18 OF 32 PAGES





                   As of December 19, 1997, GSCP II Germany may be deemed to own beneficially and directly, and its general part-ner, GS oHG, may be deemed to own beneficially and indirectly,
         19.0926450 shares of Common Stock, or approximately 1.9% of the shares of Common Stock issued and outstanding. GS oHG dis-claims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securi-ties.

                   As of December 19, 1997, Stone Street may be deemed to own beneficially and directly 55.5348750 shares of Common Stock, or approximately 5.5% of the shares of Common Stock is-sued and outstanding. As of December 19, 1997, Bridge Street may be deemed to own beneficially and directly 26.9651260 shares of Common Stock, or approximately 2.7% of the shares of Common Stock issued and outstanding. Stone Asset, general partner of Stone Street and managing general partner of Bridge Street, may be deemed to own beneficially and indirectly
         82.5000000 shares of Common Stock, or approximately 8.2% of the shares of Common Stock issued and outstanding. Stone Asset disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

                   As of December 19, 1997, Goldman Sachs and GS Group may, for purposes of this Schedule 13D, be deemed to benefi-cially own the 825 shares of Common Stock through the GS Funds. Based on such holdings, Goldman Sachs and GS Group could be deemed to beneficially own as of December 19, 1997, 825 shares of Common Stock, or approximately 81.7% of the outstanding shares of Common Stock. Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock beneficially owned by the GSCP Funds to the extent of partnership interests in the GSCP Funds held by persons other than Goldman Sachs, GS Group or their affiliates.

                   None of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the other persons listed on Schedules I or II-A, II-B or II-C, beneficially owns any shares of Common Stock other than as set forth herein.

                   (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in pages 2 through 13 above.

                   (c) Except as described in Item 4 hereof, no trans-actions in the Common Stock were effected by the Reporting Per-sons, or, to the best knowledge of any of the Reporting Per-sons, any of the directors and officers of Confetti or the per-sons listed on Schedules I or II-A, II-B or II-C hereto, during the 60-day period preceding December 19, 1997.



                               PAGE 19 OF 32 PAGES





                   (d) No person other than the Reporting Persons have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Persons.

                   (e) Pursuant to the Merger, Confetti was merged with and into the Issuer and Confetti's separate corporate existence terminated, ceased to be the beneficial owned or more than five percent of the Common Stock, and thus ceased to be a Reporting Person.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                   On December 19, 1997, the Issuer and the GS Funds, the Estate and certain employees of the Issuer entered into the Stockholders' Agreement (the "Stockholders' Agreement"). The Stockholders' Agreement provides, among other things, for (i) the right of the Estate and such employees (together, the "Non-GSCP Investors") to participate in, and the right of the GSCP Funds to require the Non-GSCP Investors to participate in, certain sales of Common Stock by the GSCP Funds, (ii) prior to an initial public offering of the stock of the Issuer (as defined in the Stockholders' Agreement), certain rights of the Issuer to purchase, and certain rights of the Non-GSCP Investors (other than the Estate) to require the Issuer to purchase (except in the case of termination of employment by such Non-GSCP Investors) all, but not less than all, of the shares of Common Stock owned by a Non-GSCP Investor (other than the Estate) upon the termination of employment or death of such Non-GSCP Investor, at prices determined in accordance with the Stockholders' Agreement and (iii) certain additional restrictions on the rights of the Non-GSCP Investors to transfer shares of Common Stock. Also under the Stockholders' Agreement, the GSCP Funds will be entitled, subject to certain limitations, to require the Issuer to register the Common Stock, including, at the election of the GSCP Funds, in an underwritten offering. In addition, subject to certain limitations, if the Issuer proposes to register for sale by the Issuer under the Securities Act any of its equity securities or equity securities held by the GSCP Funds (except for certain registrations relating to shares issued in business combinations or pursuant to employee benefit plans), including pursuant to a demand by the GSCP Funds, in a manner that would permit registration of shares of Common Stock for sale by the GSCP Funds or the Non-GSCP Investors to the public under the Securities Act in an underwritten offering, then the Issuer will provide the GSCP Funds and the Non-GSCP Investors an opportunity to register their shares of Common Stock on the same terms and conditions (a "Piggyback Registration"). In connection with each demand registration or Piggyback Registration, the Issuer will pay all expenses incident to

                               PAGE 20 OF 32 PAGES





         performance of or compliance with such registration under the Stockholders' Agreement, provided that the GSCP Funds and each Non-GSCP Investor will pay any underwriting discounts and commissions and transfer taxes, if any, relating to the sale of its registrable securities pursuant to such registration. In addition, the Stockholders' Agreement provides that, in the event of a registration pursuant to the terms of the Stockholders' Agreement, the Issuer will indemnify the seller (and its directors, officers, fiduciaries, employees and stockholders, among others) of any shares of Common Stock covered by such registration statement against certain claims and expenses, including under the Securities Act and Exchange Act. The Stockholders' Agreement also provides for similar indemnification by the sellers of such shares of the Issuer (and its directors, officers, fiduciaries, employees and stockholders, among others). In addition, the Stockholders' Agreement provides for, on request of the Issuer (or the underwriter of the offering, if any), certain limitations on sales of shares of Common Stock (or certain other securities of the Issuer, including options) by the GSCP Funds and/or the Non-GSCP Investors within 14 days before and 180 days after the effective date of a registration statement filed in connection with a registration affording the GSCP Funds and the Non-GSCP Investors registration rights pursuant to the Stockholders' Agreement. Similar limitations apply to the Issuer on request of the underwriter of any offering in connection with a registration demanded by the GSCP Funds, with certain exceptions. The Stockholders' Agreement became effective at the Effective Time and will terminate (i) with respect to the rights and obligations of and restrictions on the GSCP Funds and the Non-GSCP Investors in connection with certain restrictions on the transfer of shares of Common Stock when the GSCP Funds and their affiliates no longer hold at least 40% of the outstanding shares of Common Stock, on a fully diluted basis; provided that the Stockholders' Agreement will terminate in such respect in any event if the Issuer enters into certain transactions resulting in the GSCP Funds, their affiliates, the Non-GSCP Investors, and each of their respective permitted transferees, owning less than a majority of the outstanding voting power of the entity surviving such transaction; and (ii) with respect to the registration matters described above, with certain exceptions, on the earlier of (1) the date on which there are no longer any registrable securities outstanding (as determined under the Stockholders' Agreement) and (2) the twentieth anniversary of the Stockholders' Agreement.

                   The foregoing description of the Stockholders' Agree-ment is qualified in its entirety by reference to the Stock-holders' Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference.

                   In addition, in connection with the Merger, the Issuer entered into certain financing transactions with a Reporting Person and entities related to certain of the

                               PAGE 21 OF 32 PAGES





         Reporting Persons, as described in Item 3 of this Amendment No. 1 to the Schedule 13D. Copies of the Purchase Agreement and the Exchange and Registration Rights Agreement relating to the issuance of the Senior Subordinated Notes are filed as Exhibits 6 and 7 hereto, respectively, and are incorporated herein by reference. The foregoing description of such agreements is qualified in its entirety by reference to such agreements.

                   Except as set forth in the Schedule 13D and amended by this Amendment No. 1, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, under-standings or relationships (legal or otherwise) among the per-sons named in Item 2 or listed on Schedules I or II-A, II-B or II-C hereto, and between such persons and any person with re-spect to any securities of the Issuer, including but not lim-ited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contin-gency the occurrence of which would give another person voting power over the securities of the Issuer.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


                   4. Amendment to Joint Filing Agreement, dated as of December 19, 1997, by the Reporting Persons, relating to the filing of a joint statement on
                        Schedule 13D.

                   5. Stockholders' Agreement, dated as of December 19, 1997, by and between the Issuer, the GSCP Funds, the Estate and certain management employ-ees of the Issuer.

                   6. Purchase Agreement, dated as of December 15, 1997, by and between the Issuer, the Guarantors party thereto and Goldman Sachs.

                   7. Exchange and Registration Rights Agreement, dated as of December 19, 1997, by and among the Issuer, the Guarantors party thereto and Goldman Sachs.











                               PAGE 22 OF 32 PAGES





                                    SIGNATURE

                   After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certi-fies that the information set forth in this statement is true, complete and correct.


         Dated: December 19, 1997


                                CONFETTI ACQUISITION, INC.

                                By:  /s/  Joseph P. DiSabato
                                   Name:  Joseph P. DiSabato
                                   Title: Vice President


                                GS CAPITAL PARTNERS II, L.P.

                                   By: GS Advisors, L.P.,
                                       its general partner

                                   By: GS Advisors, Inc.,
                                       its general partner


                                By:  /s/  Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: President


                                GS ADVISORS, L.P.

                                   By: GS Advisors, Inc.,
                                   its general partner


                                By:  /s/  Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: President














                               PAGE 23 OF 32 PAGES





                                GS CAPITAL PARTNERS II OFFSHORE, L.P.

                                   By: GS Advisors II (Cayman), L.P.,
                                       its general partner

                                   By: GS Advisors II, Inc.,
                                       its general partner


                                By:  /s/  Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: President


                                GS ADVISORS II (CAYMAN), L.P.

                                   By: GS Advisors II, Inc.,
                                       its general partner


                                By:  /s/  Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: President


                                GS CAPITAL PARTNERS II (GERMANY) CIVIL
                                LAW PARTNERSHIP (with limitation of
                                liability)

                                   By: GOLDMAN, SACHS & CO. OHG,
                                       its managing partner

                                   By: GOLDMAN, SACHS & CO.
                                       Finanz GmbH, its managing partner


                                By:  /s/  Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: Attorney-in-Fact


                                GOLDMAN, SACHS & CO. OHG

                                   By: GOLDMAN, SACHS & CO.
                                       Finanz GmbH, its managing partner


                                By:  /s/  Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: Attorney-in-Fact





                               PAGE 24 OF 32 PAGES





                                STONE STREET FUND 1997, L.P.

                                By:    Stone Street Asset Corp.,
                                       its general partner

                                By:  /s/  Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: Vice President


                                BRIDGE STREET FUND 1997, L.P.

                                By:    Stone Street Asset Corp.,
                                       its managing general partner

                                By:  /s/  Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: Vice President


                                STONE STREET ASSET CORP.


                                By:  /s/  Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: Vice President


                                GOLDMAN, SACHS & CO.


                                By:  /s/  Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: Managing Director


                                THE GOLDMAN SACHS GROUP, L.P.

                                   By: The Goldman Sachs Corporation,
                                       its general partner

                                By:  /s/  Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: Executive Vice President











                               PAGE 25 OF 32 PAGES





                                  EXHIBIT INDEX

         Exhibit        Description


              1.* Joint Filing Agreement, dated August 20, 1997, among Goldman, Sachs & Co., The Goldman Sachs Group, L.P., GS Advisors, L.P., GS Advisors II (Cayman), L.P., Goldman, Sachs & Co. oHG, GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners II (Ger-many) C.L.P. and Confetti Acquisition, Inc., relating to the filing of a joint statement on
                        Schedule 13D.

              2.* Agreement and Plan of Merger, dated as of August 10, 1997, between Amscan Holdings, Inc. and Con-fetti Acquisition, Inc.

              3.* Voting Agreement, dated as of August 10, 1997, among Confetti Acquisition, Inc., the Estate of John A. Svenningsen and Christine Svenningsen.

              4. Amendment to Joint Filing Agreement, dated as of December 19, 1997, by the Reporting Persons, relating to the filing of a joint statement on
                        Schedule 13D.

              5. Stockholders' Agreement, dated as of December 19, 1997, by and between the Issuer, the GSCP Funds, the Estate and certain management employ-ees of the Issuer.

              6. Purchase Agreement, dated as of December 15, 1997, by and between the Issuer, the Guarantors party thereto and Goldman Sachs.

              7. Exchange and Registration Rights Agreement, dated as of December 19, 1997, by and among the Issuer, the Guarantors party thereto and Goldman Sachs.








         ___________________

         *    Previously filed.



                               PAGE 26 OF 32 PAGES






                                    SCHEDULE I

                   The name of each director of The Goldman Sachs Corpo-ration and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committees of The Goldman Sachs Corporation, The Goldman, Sachs & Co. L.L.C., The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

                   The business address of each natural person listed below except John A. Thain and John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John A. Thain and John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Gold-man, Sachs & Co. or another Goldman Sachs operating entity and a member of the executive committee.


         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Roy J. Zuckerberg

         Robert J. Hurst

         John A. Thain

         John L. Thornton
























                               PAGE 27 OF 32 PAGES






                                  SCHEDULE II-A


                   The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners II, L.P., and GS Advisors II, Inc., the sole general partner of GS Advisors II (Cayman), L.P., which is the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

                   The business address for all the executive officers and directors listed below except Henry Cornell is 85 Broad Street, New York, NY 10004. The business address of Henry Cor-nell is 3 Garden Road, Hong Kong.

                   All executive officers and directors listed below are citizens of the United States of America.


  Name                   Position                  Present Principal Occupation

  Richard A. Friedman    Director/President        Managing Director of Gold-
                                                   man, Sachs & Co.

  Terence M. O'Toole     Director/Vice President   Managing Director of Gold-
                                                   man, Sachs & Co.

  Elizabeth S. Cogan     Treasurer                 Managing Director of Gold-
                                                   man, Sachs & Co.

  Joseph H. Gleberman    Director/Vice President   Managing Director of Gold-
                                                   man, Sachs & Co.

  Henry Cornell          Vice President            Managing Director of Goldman
                                                   Sachs (Asia) L.L.C.

  Barry S. Volpert       Director/Vice President   Managing Director of Gold-
                                                   man, Sachs & Co.

  Eve M. Gerriets        Vice President/           Vice President of Goldman,
                         Secretary                 Sachs & Co.

  David J. Greenwald     Assistant Secretary       Vice President of Goldman,
                                                   Sachs & Co.

  C. Douglas Fuge        Assistant Treasurer       Managing Director of Gold-
                                                   man, Sachs & Co.

  Katherine B. Enquist   Vice President            Vice President of
                                                   Goldman, Sachs & Co.



                               PAGE 28 OF 32 PAGES






                                  SCHEDULE II-B


                   The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

                   The business address for Paul M. Achleitner and Ernst Tschoeke is MesseTurm, 60308 Frankfurt am Main, Germany. The business address for Philip D. Murphy is 3 Garden Road, Hong Kong.

                   Of the directors and executive officers listed below, Philip D. Murphy is a United States citizen, Paul M. Achleitner is a citizen of Austria, and Ernst Tschoeke is a citizen of Germany.

                                                   Present Principal
  Name                   Position                  Occupation

  Paul M. Achleitner     Managing Director         Managing Director of Gold-
                                                   man, Sachs & Co. oHG

  Philip D. Murphy       Managing Director         Managing Director of Gold-
                                                   man, Sachs & Co. oHG

  Ernst Tschoeke         Managing Director         Director of
                                                   Goldman, Sachs & Co. oHG

























                               PAGE 29 OF 32 PAGES





                                  SCHEDULE II-C


                   The name, position and present principal occupation of each director and executive officer of Stone Street Asset Corp., the sole general partner of Stone Street Fund 1997, L.P. and the managing general partner of Bridge Street Fund 1997, L.P., are set forth below.

                   The business address for all the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

                   All executive officers and directors listed below are United States citizens.

                                                   Present Principal
  Name                   Position                  Occupation

  Richard A. Friedman    Director/Vice President   Managing Director of Gold-
                                                   man, Sachs & Co.

  Avi M. Nash            Director/Vice President   Managing Director of Gold-
                                                   man, Sachs & Co.

  Jeffrey B. Goldenberg  Director/Vice President   Managing Director of Gold-
                                                   man, Sachs & Co.

  William J. McMahon     Director/Vice President   Vice President of Goldman,
                                                   Sachs & Co.

  Dinakar Singh          Director/Vice President   Vice President of Goldman,
                                                   Sachs & Co.

  Jonathan L. Kolatch    Director/Vice President   Managing Director of Gold-
                                                   man, Sachs & Co.

  Sanjeev K. Mehra       Director/Vice President   Managing Director of Gold-
                                                   man, Sachs & Co.

  Eric M. Mindich        Director/Vice President/  Managing Director of
                         Treasurer                 Goldman, Sachs & Co.

  Peter G. Sachs         Director/Vice President   Limited Partner of The Gold-
                                                   man Sachs Group, L.P.

  Glenn R. Fuhrman       Director/Vice President   Managing Director of Gold-
                                                   man, Sachs & Co.







                               PAGE 30 OF 32 PAGES





                                                   Present Principal
  Name                   Position                  Occupation

  Peter M. Sacerdote     Director/Chairman/        Limited Partner of The
                         C.E.O./President          Goldman Sachs Group, L.P.

  David J. Greenwald     Vice President            Vice President of Goldman,
                                                   Sachs & Co.

  Esta E. Stecher        Vice President            Managing Director of Gold-
                                                   man, Sachs & Co.

  Richard A. Yacenda     Vice President            Vice President of Goldman,
                                                   Sachs & Co.

  C. Douglas Fuge        Assistant Treasurer       Managing Director of Gold-
                                                   man, Sachs & Co.

  Eve M. Gerriets        Vice President/Secretary  Vice President of Goldman,
                                                   Sachs & Co.

  Katherine B. Enquist   Vice President            Vice President of Goldman,
                                                   Sachs & Co.
































                               PAGE 31 OF 32 PAGES







                                   SCHEDULE III


                   In settlement of Securities and Exchange Commission Administrative Proceeding File NO. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Spon-sored Enterprises, Goldman, Sachs & Co. (the "Firm"), along with numerous other securities firms, without admitting or de-nying any of the findings of the Securities and Exchange Com-mission (the "SEC") consented to the entry of an Order, dated January 16, 1992. The SEC found that the Firm, in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enter-prises ("GSEs"), made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' secu-rities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 17 C.F.R. Sections 240.17a-3 and 240.17a-4.

                   The Firm was ordered to cease and desist from commit-ting or causing future violations of the aforementioned sec-tions of the Exchange Act in connection with any primary dis-tributions or unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reason-ably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

                   In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., the Firm, without admitting or denying any of the SEC's allegations, settled administrative proceedings involving al-leged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary mar-kets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise ac-tivities relating to the aforementioned trades in violation of
         Section 15(b)(4)(E) of the Exchange Act.

                   The Firm was ordered to cease and desist from commit-ting or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures rea-sonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.



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